NIGHTFOOD HOLDINGS, INC.

July 27, 2017

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NightFood Holdings, Inc. Registration Statement Form S-1 – Acceleration Request File No. 333-216709

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to July 28, 2017 at 4:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve NightFood Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	NightFood Holdings, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NightFood Holdings, Inc.

/s/ Sean Folkson
Sean Folkson, CEO